Exhibit 99.6

James Hardie Industries plc
Condensed Consolidated Financial Statements
as of and for the Three and Nine Months Ended 31 December 2020

James Hardie Industries plc
Index

James Hardie Industries plc
Condensed Consolidated Balance Sheets

(Millions of US dollars)	(Unaudited) 31 December 2020	31 March 2020
Assets
Current assets:
Cash and cash equivalents	$601.8	$144.4
Restricted cash and cash equivalents	5.0	5.0
Restricted cash and cash equivalents - Asbestos	49.0	36.4
Restricted short-term investments - Asbestos	27.0	21.6
Accounts and other receivables, net	272.0	363.3
Inventories	230.1	305.1
Prepaid expenses and other current assets	42.2	26.1
Insurance receivable - Asbestos	6.2	5.0
Workers’ compensation - Asbestos	1.9	1.5
Total current assets	1,235.2	908.4
Property, plant and equipment, net	1,381.2	1,341.7
Operating lease right-of-use-assets	40.7	40.5
Finance lease right-of-use-assets	2.7	1.7
Goodwill	219.7	196.9
Intangible assets, net	182.9	166.7
Insurance receivable - Asbestos	44.4	38.5
Workers’ compensation - Asbestos	25.8	20.7
Deferred income taxes	943.8	989.4
Deferred income taxes - Asbestos	371.4	319.1
Other assets	3.1	4.7
Total assets	$4,450.9	$4,028.3
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$332.7	$274.7
Accrued payroll and employee benefits	88.1	87.1
Short-term debt	396.4	—
Operating lease liabilities	16.0	14.3
Finance lease liabilities	0.8	0.5
Accrued product warranties	6.8	7.0
Income taxes payable	10.7	8.9
Asbestos liability	129.6	103.9
Workers’ compensation - Asbestos	1.9	1.5
Other liabilities	25.5	12.1
Total current liabilities	1,008.5	510.0
Long-term debt	881.5	1,354.6
Deferred income taxes	89.6	81.9
Operating lease liabilities	40.7	41.4
Finance lease liabilities	1.8	1.5
Accrued product warranties	35.1	35.4
Income taxes payable	21.4	21.3
Asbestos liability	1,015.7	882.5
Workers’ compensation - Asbestos	25.8	20.7
Other liabilities	53.0	43.7
Total liabilities	3,173.1	2,993.0
Commitments and contingencies (Note 8)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 444,167,489 shares issued and outstanding at 31 December 2020 and 443,144,740 shares issued and outstanding at 31 March 2020	231.3	230.6
Additional paid-in capital	218.9	207.3
Retained earnings	824.3	659.5
Accumulated other comprehensive income (loss)	3.3	(62.1)
Total shareholders’ equity	1,277.8	1,035.3
Total liabilities and shareholders’ equity	$4,450.9	$4,028.3

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Operations and Comprehensive Income
(Unaudited)

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars, except per share data)	2020	2019	2020	2019
Net sales	$738.6	$616.7	$2,101.7	$1,933.6
Cost of goods sold	(466.6)	(396.1)	(1,341.0)	(1,239.8)
Gross profit	272.0	220.6	760.7	693.8
Selling, general and administrative expenses	(94.9)	(105.9)	(280.5)	(305.5)
Research and development expenses	(9.5)	(8.0)	(25.2)	(23.8)
Restructuring expenses	—	—	(11.1)	—
Asbestos adjustments	(35.8)	(18.5)	(115.8)	8.8
Operating income	131.8	88.2	328.1	373.3
Interest, net	(13.6)	(13.2)	(38.9)	(41.1)
Other expense	—	—	—	(0.1)
Income before income taxes	118.2	75.0	289.2	332.1
Income tax expense	(49.6)	(29.4)	(124.4)	(96.9)
Net income	$68.6	$45.6	$164.8	$235.2
Income per share:
Basic	$0.15	$0.10	$0.37	$0.53
Diluted	$0.15	$0.10	$0.37	$0.53
Weighted average common shares outstanding (Millions):
Basic	444.0	442.8	443.5	442.5
Diluted	445.5	444.9	445.0	444.7
Comprehensive income, net of tax:
Net income	$68.6	$45.6	$164.8	$235.2
Currency translation adjustments	24.8	14.6	65.4	(0.8)
Comprehensive income	$93.4	$60.2	$230.2	$234.4

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Nine Months Ended 31 December
(Millions of US dollars)	2020	2019
Cash Flows From Operating Activities
Net income	$164.8	$235.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	97.1	93.8
Lease expense	12.6	15.2
Deferred income taxes	58.7	45.4
Stock-based compensation	12.3	10.2
Asbestos adjustments	115.8	(8.8)
Excess tax benefits from share-based awards	(2.9)	(0.4)
Other, net	17.7	15.1
Changes in operating assets and liabilities:
Accounts and other receivables	113.0	49.2
Inventories	90.3	(13.4)
Lease assets and liabilities, net	(14.5)	(12.8)
Prepaid expenses and other assets	(16.4)	(7.4)
Insurance receivable - Asbestos	3.4	6.1
Accounts payable and accrued liabilities	59.6	34.5
Claims and handling costs paid - Asbestos	(77.2)	(79.9)
Income taxes payable	6.6	(0.6)
Other accrued liabilities	37.5	12.0
Net cash provided by operating activities	$678.4	$393.4
Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(77.0)	$(161.4)
Proceeds from sale of property, plant and equipment	1.0	8.0
Capitalized interest	(7.3)	(6.9)
Purchase of restricted short-term investments - Asbestos	(25.0)	(75.5)
Proceeds from restricted short-term investments - Asbestos	23.2	31.5
Net cash used in investing activities	$(85.1)	$(204.3)
Cash Flows From Financing Activities
Proceeds from credit facilities	$—	$290.0
Repayments of credit facilities	(130.0)	(260.0)
Repayment of finance lease obligations and borrowings	(0.6)	(0.3)
Dividends paid	—	(155.8)
Net cash used in financing activities	$(130.6)	$(126.1)
Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	$7.3	$(3.6)
Net increase in cash and cash equivalents, restricted cash and restricted cash - Asbestos	470.0	59.4
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at beginning of period	185.8	123.6
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at end of period	$655.8	$183.0
Non-Cash Investing and Financing Activities
Capital expenditures incurred but not yet paid	$7.9	$7.5
Supplemental Disclosure of Cash Flows Activities
Cash paid to AICF	$76.7	$108.9

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Unaudited)

	Three Months Ended 31 December 2020
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances at 30 September 2020	$231.2	$214.9	$755.7	$(21.5)	$1,180.3
Net income	—	—	68.6	—	68.6
Other comprehensive gain	—	—	—	24.8	24.8
Stock-based compensation	0.1	4.0	—	—	4.1
Balances at 31 December 2020	$231.3	$218.9	$824.3	$3.3	$1,277.8

	Nine Months Ended 31 December 2020
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances at 31 March 2020	$230.6	$207.3	$659.5	$(62.1)	$1,035.3
Net income	—	—	164.8	—	164.8
Other comprehensive gain	—	—	—	65.4	65.4
Stock-based compensation	0.7	11.6	—	—	12.3
Balances at 31 December 2020	$231.3	$218.9	$824.3	$3.3	$1,277.8

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Unaudited)

	Three Months Ended 31 December 2019
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances at 30 September 2019	$230.3	$202.8	$651.9	$(45.7)	$1,039.3
Net income	—	—	45.6	—	45.6
Other comprehensive gain	—	—	—	14.6	14.6
Stock-based compensation	0.2	4.5	—	—	4.7
Dividends declared	—	—	(44.3)	—	(44.3)
Balances at 31 December 2019	$230.5	$207.3	$653.2	$(31.1)	$1,059.9

	Nine Months Ended 31 December 2019
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances at 31 March 2019	$230.0	$197.6	$577.1	$(30.3)	$974.4
Net income	—	—	235.2	—	235.2
Other comprehensive loss	—	—	—	(0.8)	(0.8)
Stock-based compensation	0.5	9.7	—	—	10.2
Adoption of ASU 2016-02	—	—	0.2	—	0.2
Dividends declared	—	—	(159.3)	—	(159.3)
Balances at 31 December 2019	$230.5	$207.3	$653.2	$(31.1)	$1,059.9

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements

1.  Organization and Significant Accounting Policies
Nature of Operations
James Hardie Industries plc ("JHI plc") manufactures and sells fiber cement, fiber gypsum and cement-bonded building products for interior and exterior building construction applications, primarily in the United States, Australia, Europe, New Zealand, the Philippines and Canada.
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles (GAAP) for interim financial information. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. Interim financial results are not necessarily indicative of results anticipated for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2020 from which the prior year balance sheet information herein was derived. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expense, and related disclosures. Though the impact of the COVID-19 pandemic to the Company's business and operating results presents additional uncertainty, the Company continues to use the best information available to assess its critical accounting estimates. Actual results could differ from those estimates.
The condensed consolidated financial statements represent the financial position, results of operations and cash flows of JHI plc and its wholly-owned subsidiaries and variable interest entity (“VIE”). Unless the context indicates otherwise, JHI plc and its direct and indirect wholly-owned subsidiaries and VIE (as of the time relevant to the applicable reference) are collectively referred to as “James Hardie”, the “James Hardie Group” or the “Company”. All intercompany transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform to the current period presentation. In management’s opinion, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation of the results for the interim periods presented.
The Company has recorded on its balance sheet certain foreign assets and liabilities, including asbestos related assets and liabilities under the terms of the Amended and Restated Final Funding Agreement (“AFFA”), that are denominated in foreign currencies and subject to translation (foreign entities) or remeasurement (Asbestos Injuries Compensation Fund (“AICF”) entity and Euro denominated debt) into US dollars at each reporting date. Unless otherwise noted, the Company converts foreign currency denominated assets and liabilities into US dollars at the current spot rate at the end of the reporting period; while revenues and expenses are converted using an average exchange rate for the period. The Company records gains and losses on its Euro denominated debt which are economically offset by foreign exchange gains and losses on loans between subsidiaries, resulting in a net immaterial translation gain or loss which is recorded in the Selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive income.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Significant Accounting Policies
During the nine months ended 31 December 2020, there were no changes to the Company's significant accounting policies as described in the Annual Report on Form 20-F for the fiscal year ended 31 March 2020, except as described in recently adopted accounting pronouncements below.
Recent Accounting Pronouncements
Recently Adopted
In June 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments, which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. As required, the Company adopted the standard starting with the fiscal year beginning 1 April 2020 using a modified retrospective approach noting no material differences to the condensed consolidated financial statements for the three and nine months ended 31 December 2020. The Company estimates its allowance for credit losses on the trade receivables as described in the Accounts Receivables policy below.
Accounts Receivables
The Company evaluates the collectability of accounts receivables on an ongoing basis based on historical bad debts, customer credit-worthiness, current and forward-looking economic trends and changes in the Company's customer payment activity. An allowance for doubtful accounts is provided for known and estimated bad debts. Although credit losses have historically been within expectations, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has had in the past. Because the Company's accounts receivables are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any of these customers could impact their ability to make payments and result in the need for additional allowances.
Recently Issued
In December 2019, the FASB issued ASU No. 2019-12, Income taxes (Topic 740). The amendments in the standard are being issued to simplify the accounting for income taxes and are effective for fiscal years and interim periods within those fiscal years, beginning after 15 December 2020 with early adoption permitted. The Company will adopt ASU No. 2019-12 starting with the fiscal year beginning 1 April 2021 and does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Earnings Per Share
Basic earnings per share ("EPS") is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Method that would have been outstanding if the dilutive potential common shares, such as restricted stock units ("RSUs"), had been issued.
Basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of shares)	2020	2019	2020	2019
Basic common shares outstanding	444.0	442.8	443.5	442.5
Dilutive effect of stock awards	1.5	2.1	1.5	2.2
Diluted common shares outstanding	445.5	444.9	445.0	444.7

There were no potential common shares which would be considered anti-dilutive for the three and nine months ended 31 December 2020 and 2019.

Potential common shares of 1.0 million for the three and nine months ended 31 December 2020 and 0.7 million and 0.8 million for the three and nine months ended 31 December 2019, respectively, have been excluded from the calculation of diluted common shares outstanding as they are considered contingent shares which are not expected to vest.
2. Revenues
The following represents the Company's disaggregated revenues:

	Three Months Ended 31 December 2020
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$518.1	$119.1	$13.3	$650.5
Fiber gypsum revenues	—	—	88.1	88.1
Total revenues	$518.1	$119.1	$101.4	$738.6

	Three Months Ended 31 December 2019
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$430.0	$102.0	$10.6	$542.6
Fiber gypsum revenues	—	—	74.1	74.1
Total revenues	$430.0	$102.0	$84.7	$616.7

	Nine Months Ended 31 December 2020
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$1,484.9	$332.5	$38.4	$1,855.8
Fiber gypsum revenues	—	—	245.9	245.9
Total revenues	$1,484.9	$332.5	$284.3	$2,101.7

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

	Nine Months Ended 31 December 2019
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Other Businesses [1]	Consolidated
Fiber cement revenues	$1,341.9	$322.6	$35.5	$—	$1,700.0
Fiber gypsum revenues	—	—	233.0	—	233.0
Other revenues	—	—	—	0.6	0.6
Total revenues	$1,341.9	$322.6	$268.5	$0.6	$1,933.6
[1] Effective 31 March 2020, the Other Businesses segment no longer qualifies as a reportable segment.

The process by which the Company recognizes revenues is consistent across each of the Company's reportable segments. Fiber cement and fiber gypsum revenues are primarily generated from the sale of siding and various boards used in internal and external applications, as well as accessories. Fiber gypsum revenues also includes the sale of cement-bonded boards in the Europe Building Products segment. Other revenues in the Other Businesses segment were generated from the sale of fiberglass products and windows in North America.
3. Cash and Cash Equivalents, Restricted Cash and Restricted Cash - Asbestos
The following table provides a reconciliation of Cash and cash equivalents, Restricted cash and Restricted cash - Asbestos reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

(Millions of US dollars)	31 December 2020	31 March 2020
Cash and cash equivalents	$601.8	$144.4
Restricted cash	5.0	5.0
Restricted cash - Asbestos	49.0	36.4
Total cash and cash equivalents, restricted cash and restricted cash - Asbestos	$655.8	$185.8
Restricted cash relates to an insurance policy which restricts the cash from general corporate purposes.
Restricted cash - Asbestos is restricted to the settlement of asbestos claims and for the payment of the operating costs of AICF.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

4. Inventories
Inventories consist of the following components:

(Millions of US dollars)	31 December 2020	31 March 2020
Finished goods	$162.3	$224.4
Work-in-process	7.7	8.1
Raw materials and supplies	68.9	87.0
Provision for obsolete finished goods and raw materials	(8.8)	(14.4)
Total inventories	$230.1	$305.1

5. Debt
The following table represents the Company's debt obligations:

(Millions of US dollars)	31 December 2020	31 March 2020
Senior unsecured notes:
Principal amount 4.750% notes due 2025	$400.0	$400.0
Principal amount 3.625% notes due 2026 (€400 million)	491.6	440.7
Principal amount 5.000% notes due 2028	400.0	400.0
Total	1,291.6	1,240.7

Unsecured revolving credit facility	—	130.0
Unamortized debt issuance costs	(13.7)	(16.1)
	$1,277.9	$1,354.6
Less: Short-term debt	(396.4)	—
Total Long-term debt	$881.5	$1,354.6

Weighted average interest rate of Long-term debt	4.2%	4.3%
Weighted average term of available Long-term debt	4.8 years	5.3 years

Fair value of Senior unsecured notes (Level 1)	$1,338.8	$1,147.7

At 31 December 2020, the Company had a total borrowing base capacity of US$500.0 million under the unsecured revolving credit facility which expires December 2022. Letters of credit and bank guarantees drawn at 31 December 2020 total US$4.8 million leaving the Company with US$495.2 million of available borrowing capacity under the unsecured revolving credit facility.
At 31 December 2020, the Company was in compliance with all covenants contained in the senior unsecured notes and the unsecured revolving credit facility agreement.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Redemption of 2025 Senior Unsecured Notes
On 15 January 2021, the Company redeemed US$400.0 million aggregate principal amount of the 4.750% notes due 2025 and recorded a loss on early debt extinguishment of US$13.1 million, which included US$9.5 million of call redemption premiums and US$3.6 million of unamortized financing costs associated with these notes. As such, these notes have been reclassified as Short-term debt as of 31 December 2020.
6.  Asbestos
In February 2007, the Company’s shareholders approved the AFFA, an agreement pursuant to which the Company provides long-term funding to the AICF.
Asbestos Adjustments
The following table sets forth the Asbestos adjustments included in the condensed consolidated statements of operations and comprehensive income:

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2020	2019	2020	2019
Effect of foreign exchange on Asbestos net liabilities	$(47.9)	$(18.5)	$(130.3)	$8.0
Gain on foreign currency forward contracts	12.4	—	14.8	0.8
Asbestos research and education contribution	(0.3)	—	(0.3)	—
Total Asbestos Adjustments	$(35.8)	$(18.5)	$(115.8)	$8.8

Claims Data
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Nine Months Ended	For the Years Ended 31 March
	31 December 2020	2020	2019	2018	2017	2016
Number of open claims at beginning of period	393	332	336	352	426	494
Number of new claims
Direct claims	309	449	430	422	402	431
Cross claims	116	208	138	140	155	146
Number of closed claims	456	596	572	578	631	645
Number of open claims at end of period	362	393	332	336	352	426
Average settlement amount per settled claim	A$233,000	A$277,000	A$262,000	A$253,000	A$224,000	A$248,000
Average settlement amount per case closed	A$216,000	A$245,000	A$234,000	A$217,000	A$168,000	A$219,000

Average settlement amount per settled claim	US$163,000	US$189,000	US$191,000	US$196,000	US$168,000	US$183,000
Average settlement amount per case closed	US$151,000	US$167,000	US$171,000	US$168,000	US$126,000	US$161,000

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF, which is currently KPMG Actuarial. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information, however, the AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the approved actuary. As such, the Company relies on the accuracy and completeness of the information provided by AICF to the approved actuary and the resulting information and analysis of the approved actuary when making disclosures with respect to claims statistics.
Asbestos-Related Assets and Liabilities
The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, for the nine months ended 31 December 2020:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Restricted Cash and Investments	Other Assets and Liabilities	Net Unfunded AFFA Liability	Deferred Tax Assets	Income Tax Payable	Net Unfunded AFFA Liability, net of tax
Balance - 31 March 2020	$(986.4)	$43.5	$58.0	$(2.0)	$(886.9)	$319.1	$23.4	$(544.4)
Asbestos claims paid[1]	76.5	—	(76.5)	—	—	—	—	—
Payment received in accordance with AFFA[2]	—	—	76.7	—	76.7	—	—	76.7
AICF claims-handling costs incurred (paid)	0.7	—	(0.7)	—	—	—	—	—
AICF operating costs paid - non claims-handling	—	—	(0.9)	—	(0.9)	—	—	(0.9)
Insurance recoveries	—	(3.4)	3.5	—	0.1	—	—	0.1
Movement in income tax payable	—	—	—	—	—	(24.5)	(1.6)	(26.1)
Other movements	—	—	1.7	(0.6)	1.1	0.2	—	1.3
Effect of foreign exchange	(236.1)	10.5	14.2	(0.5)	(211.9)	76.6	5.0	(130.3)
Balance - 31 December 2020	$(1,145.3)	$50.6	$76.0	$(3.1)	$(1,021.8)	$371.4	$26.8	$(623.6)
____________
1Claims paid of US$76.5 million reflects A$109.1 million converted at the average exchange rate for the period based on the assumption that these transactions occurred evenly throughout the period.
AICF Funding
The AICF payment of A$220.9 million which represents 35% of the Company's free cash flow plus interest, as defined by the AFFA, for fiscal year 2020 will be made by the Company in quarterly installments during fiscal year 2021 as follows:

Payment Date	A$ Millions
1 July 2020	55.2
1 October 2020	55.2
4 January 2021	55.2
23 March 2021	55.3
For the three and nine months ended 31 December 2020, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.
Free cash flow as defined in the AFFA, for the nine months ended 31 December 2020 is US$671.1 million, which is equivalent to operating cash flows of US$678.4 million, less adjustments of US$7.3 million.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Restricted Short-Term Investments
In October 2020, AICF invested A$35.0 million (US$27.0 million, based on the exchange rate at 31 December 2020) of its excess cash in time deposits which are classified as available-for-sale investments and reflected within Restricted short-term investments - Asbestos on the condensed consolidated balance sheet. These time deposits will mature on 2 July 2021 and have a fixed interest rate of 0.59% per year. At 31 December 2020, AICF’s short-term investments were revalued resulting in a mark-to-market fair value adjustment of nil.
AICF – NSW Government Secured Loan Facility
AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$246.5 million, based on the exchange rate at 31 December 2020). The AICF Loan Facility is available to be drawn for the payment of claims through 1 November 2030, at which point, all outstanding borrowings must be repaid. Borrowings made under the AICF Loan Facility are classified as current, as AICF intends to repay the debt within one year.
At 31 December 2020 and 31 March 2020, AICF had no amounts outstanding under the AICF Loan Facility.
7.  Derivatives
The Company uses derivatives for risk management purposes and does not engage in speculative activity. A risk management objective for the Company is to mitigate interest rate risk associated with the Company’s external credit facilities and foreign currency risk primarily with respect to forecasted transactions denominated in foreign currencies. The determination of whether the Company enters into a derivative transaction to achieve these risk management objectives depends on a number of factors, including an evaluation of the extent to which derivative instruments will achieve such risk management objectives of the Company.
The Company may from time to time enter into interest rate swap contracts to protect against upward movements in US Dollar LIBOR and the associated interest the Company pays on its external credit facilities. Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded in the condensed consolidated statements of operations and comprehensive income in Other expense.
Interest Rate Swaps
The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognized financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could impact the estimated fair value. Accordingly, the interest rate swap contracts are categorized as Level 2 within the fair value hierarchy.
The notional amount of interest rate swap contracts was nil and US$25.0 million at 31 December 2020 and 31 March 2020, respectively, and represents the basis upon which payments are calculated and are reported on a net basis when a legal and enforceable right of set-off exists. For the three and nine months ended 31 December 2020 and 2019, the unrealized and realized gains and losses recorded on

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

interest rate swap contracts are immaterial and are recorded in Other expense in the accompanying condensed consolidated statements of operations and comprehensive income.
Foreign Currency Forward Contracts
The Company’s foreign currency forward contracts are valued using models that maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorized as Level 2 within the fair value hierarchy. At 31 December 2020, the Company had foreign currency forward contracts with a notional value of US$229.8 million, which are entirely related to upcoming AICF payments.
For the three and nine months ended 31 December 2020, the gains on these forward contracts were US$12.4 million and US$14.8 million, respectively. For the three and nine months ended 31 December 2019, the gains on these forward contracts were nil and US$0.8 million, respectively. Refer to Note 6 for further details.

8.  Commitments and Contingencies

Legal Matters
The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.
Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos as described in these condensed consolidated financial statements.
New Zealand Weathertightness Claims
Since fiscal year 2002, the Company’s New Zealand subsidiaries are joined in a number of weathertightness claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004.
In 2015, the Company and/or its subsidiaries were named as the sole defendants in four claims on behalf of multiple defendants, three of which are still pending and each of which allege that the New Zealand subsidiaries’ products were inherently defective. The Company believes it has substantial factual and legal defenses to these claims and is defending the claims vigorously. For further details, refer to the Form 20-F filed on 19 May 2020.
In August 2020, phase one of the first claim commenced in Wellington, New Zealand to solely determine whether the Company’s New Zealand subsidiaries had a duty to the plaintiffs and breached that duty. This phase of the trial concluded in December 2020, with a court decision expected to be announced in early fiscal year 2022.
While the outcome of this phase of the first claim cannot be predicted, management does not believe this matter will have a material adverse effect on the Company's business or financial position. As of 31 December 2020, the Company had no estimated loss accrued related to the legal matter discussed above because the Company believes the chance of loss from this matter is not probable and the amount of loss, if any, cannot be reasonably estimated.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Environmental
The operations of the Company, like those of other companies engaged in similar businesses, are subject to several laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

9.  Income Taxes
Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business. During the nine months ended 31 December 2020, the Company received net tax refunds of US$25.1 million.
Income tax expense differs from the statutory rate primarily due to the Company’s mix of pre-tax income by jurisdiction, foreign taxes on domestic income and foreign exchange on asbestos.
Deferred income taxes include net operating loss carry-forwards. At 31 December 2020, the Company had tax loss carry-forwards in Australia, New Zealand, Europe and the US of approximately US$67.2 million that are available to offset future taxable income in the respective jurisdiction. The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.
The Australian tax loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 31 December 2020, the Company recognized a tax deduction of US$81.2 million (A$115.7 million) for the current year relating to total contributions to AICF of US$558.5 million (A$771.7 million) incurred in tax years 2017 through 2021.
10.  Stock-Based Compensation
Total stock-based compensation expense consists of the following:

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2020	2019	2020	2019
Liability Awards Expense	$5.3	$4.8	$18.2	$8.8
Equity Awards Expense	4.1	4.7	12.3	10.2
Total stock-based compensation expense	$9.4	$9.5	$30.5	$19.0
At 31 December 2020, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$19.1 million and will be recognized over an estimated weighted average amortization period of 2.1 years.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

11.  Segment Information
The Company has reported its segment information in the format that the information is available to and evaluated by the Chief Operating Decision Maker. The North America Fiber Cement segment manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States and Canada. The Asia Pacific Fiber Cement segment includes all fiber cement products manufactured in Australia, New Zealand and the Philippines, and sold in Australia, New Zealand, Asia, the Middle East and various Pacific Islands. The Europe Building Products segment includes the Fermacell business and fiber cement product manufactured in the United States that is sold in Europe. The Other Businesses segment ceased to be an operating and reportable segment effective 31 March 2020 due to the Company's completion of its exit of its non-fiber cement manufacturing and sales activities in North America, including fiberglass windows. The Research and Development segment represents the cost incurred by the research and development centers. General Corporate costs primarily consist of Asbestos adjustments, officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company’s corporate offices. The Company does not report net interest expense for each segment as the segments are not held directly accountable for interest expense.

	Net Sales Three Months Ended 31 December		Net Sales Nine Months Ended 31 December
(Millions of US dollars)	2020	2019	2020	2019
North America Fiber Cement	$518.1	$430.0	$1,484.9	$1,341.9
Asia Pacific Fiber Cement	119.1	102.0	332.5	322.6
Europe Building Products	101.4	84.7	284.3	268.5
Other Businesses	—	—	—	0.6
Worldwide total	$738.6	$616.7	$2,101.7	$1,933.6

	Operating Income Three Months Ended 31 December		Operating Income Nine Months Ended 31 December
(Millions of US dollars)	2020	2019	2020	2019
North America Fiber Cement	$155.6	$112.3	$432.6	$350.5
Asia Pacific Fiber Cement	33.5	23.4	91.1	75.2
Europe Building Products	10.3	2.4	18.7	16.1
Other Businesses	—	—	—	(0.1)
Research and Development [1]	(7.9)	(6.6)	(20.4)	(19.7)
Segments total	191.5	131.5	522.0	422.0
General Corporate	(59.7)	(43.3)	(193.9)	(48.7)
Total operating income	$131.8	$88.2	$328.1	$373.3
____________
1.For the three and nine months ended 31 December 2020, the Research and Development segment also included Selling, general and administrative expenses of US$0.8 million and US$2.1 million, respectively. For the three and nine months ended 31 December 2019, the Research and Development segment also included Selling, general and administrative expenses of US$0.7 million and US$2.3 million, respectively.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

	Research and Development Expenses
	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2020	2019	2020	2019
North America Fiber Cement	$1.5	$1.3	$4.3	$4.0
Asia Pacific Fiber Cement	0.3	0.4	0.9	1.3
Europe Building Products	0.6	0.4	1.7	1.1
Research and Development	7.1	5.9	18.3	17.4
	$9.5	$8.0	$25.2	$23.8

	Total Identifiable Assets
(Millions of US dollars)	31 December 2020	31 March 2020
North America Fiber Cement	$1,223.9	$1,320.0
Asia Pacific Fiber Cement	357.6	314.3
Europe Building Products	798.9	748.5
Research and Development	9.2	8.6
Segments total	2,389.6	2,391.4
General Corporate	2,061.3	1,636.9
Worldwide total	$4,450.9	$4,028.3

12.  Accumulated Other Comprehensive Income (Loss)
Accumulated other comprehensive income (loss) is comprised of the following at 31 December 2020:

(Millions of US dollars)	Cash Flow Hedges	Pension Actuarial Gain	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2020	$0.2	$0.8	$(63.1)	$(62.1)
Other comprehensive gain	—	—	65.4	65.4
Balance at 31 December 2020	$0.2	$0.8	$2.3	$3.3